Fuda Faucet Works, Inc.
Ge Jia Ba, Hua Ting, Yiyang
Jiangxi, PRC 334400

June 14, 2008

BY EDGAR AND FAX

Securities and Exchange Commission
Washington, DC 20548
Attention:	Jennifer R. Hardy, Esq.
Legal Branch Chief

Re:	Fuda Faucet Works, Inc.
Registration Statement on Form S-1
File No. 333-149254

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Fuda Faucet Works, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 2:00 p.m., Eastern Time, on Tuesday, June 17, 2008, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FUDA FAUCET WORKS, INC.

By: /s/ Wu Yiting
Wu Yiting, Chief Executive Officer